UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of March 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: March 9, 2015

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park MigdalHa’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK RECEIVES ORDER FOR 9 OF ITS NEW EAGLE-I SYSTEMS FROM A
GLOBAL SEMICONDUCTOR MANUFACTURER

The systems will be used for the inspection and metrology of surface defects

MIGDAL HAEMEK, Israel – March 9, 2015 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced the receipt of an order for 9 Eagle-I systems, its new generation of 2D surface inspection and metrology inspection systems. The order was from a global semiconductor company specializing in the manufacture of CMOS image sensors.

This important order is for Eagle-i systems which are designed to meet the semiconductor industry’s roadmap and support the fast growing CMOS image sensor market.
The systems are expected to be installed by the end of the second quarter of 2015.

Ramy Langer, Vice President and Head of Camtek's Semiconductor Division, commented, “This new order reflects Camtek's capabilities in providing unparalleled inspection and metrology solutions for the semiconductor market’s most demanding requirements, and reinforces our leading position in the fast growing CMOS image sensor segment. The systems will support an increase in our customer's production capacity to meet the accelerating demand for its leading products."

Continued Mr. Langer: "The Eagle-i product enables our customers to improve their products’ reliability while shortening time to market. Eagle-i is our most advanced system for 2D inspection and provides high volume production inspection and metrology solutions at extremely high throughput. It can be used for a wide variety of inspection steps including operational quality control, probe mark inspection, post dicing and reconstructed wafers and pre and post bumped wafers. Eagle-i's high resolution optics, advanced image processing and algorithms, flexible software and multiple handling options make it the most advanced system for 2D surface inspection and metrology in the market."

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes, increasing products yield and reliability, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing and functional 3D inkjet printing.

This press release is available at www.camtek.co.il

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.